October 3, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Julie Sherman
Angela Connell
Ada D. Sarmento
Alan Campbell

Re:	NewAmsterdam Pharma Co B.V.
Amendment No. 1 to Registration Statement on Form F-4
Filed September 13, 2022
File No. 333-266510

Ladies and Gentlemen:

On behalf of NewAmsterdam Pharma Company B.V. (“NewAmsterdam Pharma” or the “Company”), we are submitting this letter in response to a letter, dated September 27, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form F-4 filed with the Commission on September 13, 2022 (the “Registration Statement”). The Company is concurrently filing Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated the text of the Staff’s comments into this response letter in italics. Unless otherwise indicated, page references in the responses correspond to the page numbers in the Amended Registration Statement, and page references otherwise correspond to the page numbers in the Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Amended Registration Statement.

The responses provided herein are based upon information provided to Covington & Burling LLP.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

October 3, 2022

Amendment No. 1 to Registration Statement on Form F-4

Questions and Answers for Shareholders of FLAC

What are the U.S. federal income tax consequences to me of the Merger?, page 25

1.

We note your revisions in response to prior comment 3 that counsel expresses no opinion as to whether the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code. However, you still state in the registration statement that the parties to the Merger intend for the Merger to qualify as a reorganization within the meaning of Section 368 of the Code. As such, your disclosure makes representations as to probable material tax consequences. Please note that your tax opinion may be conditioned or may be qualified by any facts that are unknown and that give rise to doubt regarding the conclusion, so long as such conditions and qualifications are adequately described in the filing. See Item 601(b)(8) of Regulation S-K. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax opinion to use “should” or “more likely than not” rather than “will,” but counsel providing the opinion must explain why it cannot give a “will” opinion and describe the degree of uncertainty in the opinion. Please refer to Section III.C.4 of Staff Legal Bulletin No. 19 (Oct. 14, 2011). Please revise your disclosure here and throughout the prospectus accordingly. If you are unable to revise the tax opinion because there is significant uncertainty relating to the conclusion, then revise to focus your disclosure on the possibility that the merger is likely to be a taxable event for U.S. holders and explain why.

Response to Question 1: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 120, 121, 220 and 221 of the Amended Registration Statement in response to the Staff’s comment.

Summary of This Proxy Statement/Prospectus

The FLAC Board’s Reasons for the Business Combination, page 47

2.

We note your revisions in response to prior comment 5. Please refrain from characterizing the results of your trials and limit the discussion to the objective clinical data, such as the endpoints and whether they were met. Accordingly, please remove the reference to “encouraging” clinical data in this section and elsewhere in the prospectus. Please also revise to remove the references throughout the prospectus to obicetrapib’s potential to be a “first-in-class” once-daily oral CETP inhibitor. We will not object to disclosure that you do not know of any other companies who are developing low-dose, once-daily oral CETP inhibitors for LDL-lowering, if accurate.

Response to Question 2: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 47, 181, 259 and 306 of the Amended Registration Statement in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

October 3, 2022

The Business Combination

Background of the Business Combination, page 169

3.

We note your revisions in response to prior comment 12. Please revise further to more clearly describe the calculations performed by FLAC converting NewAmsterdam’s Series A valuation of €267.7 million into a pre-money equity valuation of $367.25 million. Please also revise to disclose whether FLAC’s management team and board of directors conducted or reviewed financial analysis in addition to NewAmsterdam’s Series A valuation before proposing a pre-money equity valuation of $367.25 million. If so, please describe this review.

Response to Question 3: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 173 of the Amended Registration Statement in response to the Staff’s comment. The Company also respectfully advises the Staff that, other than the step-up analysis described in the Amended Registration Statement, FLAC’s management team and board of directors did not conduct or review a financial analysis in addition to NewAmsterdam Pharma’s Series A valuation before proposing a pre-money equity valuation of $367.25 million.

Business of NewAmsterdam Pharma and Certain Information about NewAmsterdam Pharma

Overview, page 259

4.

Please revise your pipeline table on page 260 to remove the yellow arrow for ezetimibe FDC Phase 3 since it appears that you have yet to commence the pilot bioequivalence study which must be done prior to commencing the Phase 3 efficacy and safety study. The pipeline table should reflect the current status of your programs.

Response to Question 4: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 260, 261 and 269 of the Amended Registration Statement in response to the Staff’s comment.

Our Management Team and Investors, page 261

5.	Please revise to limit the disclosure of specific investors in this section to those identified in the Beneficial Ownership table on page 371.

Response to Question 5: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages page 261 of the Amended Registration Statement in response to the Staff’s comment.

Obicetrapib for Cardiovascular Disease, page 269

6.

Please revise the discussion of the REVEAL Phase 3 study of anacetrapib to provide the year when it was conducted and the year when the follow-up was completed. Please also revise the last three sentences in the last paragraph on page 270 to remove the predictions regarding the anticipated results of your PREVAIL trial. These statements appear to imply an expectation that your product candidate will demonstrate clinical efficacy.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

October 3, 2022

Response to Question 6: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 266, 270 and 271 of the Amended Registration Statement in response to the Staff’s comment.

Management of Holdco Following the Business Combination Executive Director, page 348

7.

Please revise to indicate the time period during which Dr. Davidson served as the chief executive officer and chief medical officer of Corvidia Therapeutics and Ms. Audet served as a Principal at Novartis Venture Fund. Please also revise to indicate the time period during which Ms. Gugucheva was employed by Scorpion Therapeutics, Inc., Northern Biologics Inc. and IFM Therapeutics, LLC.

Response to Question 7: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 349, 350 and 352 of the Amended Registration Statement in response to the Staff’s comment.

Beneficial Ownership of Holdco Securities, page 370

8.	Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by Stichting Administratiekantoor NewAmsterdam Pharma.

Response to Question 8: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 374 of the Amended Registration Statement in response to the Staff’s comment.

*****

Please contact me at (202) 662-6000 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Kerry S. Burke Kerry S. Burke Covington & Burling LLP

cc:	Michael Davidson, NewAmsterdam Pharma Company B.V.
Jack Bodner, Covington & Burling LLP

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

October 3, 2022

Brian K. Rosenzweig, Covington & Burling LLP
Jocelyn M. Arel, Goodwin Procter LLP
Jacqueline Mercier, Goodwin Procter LLP
Benjamin K. Marsh, Goodwin Procter LLP